Fifth Third Funds

September 2008

Filed by Intermediate Municipal Trust

Pursuant to Rule 425 under the Securities Act of 1933 and filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Fifth Third Municipal Bond Fund and Fifth Third Intermediate Municipal Bond Fund,  portfolios of Fifth Third Funds
Commission File No. 811-4314

Fifth Third Municipal Bond Funds and the Fifth Third Municipal Money Market Funds to Reorganize Into Federated Funds

Fifth Third has agreed to sell certain assets relating to its management of the Fifth Third municipal bond funds and municipal money market funds to Federated Investors, Inc.   In connection with the sale, the Fifth Third funds will be reorganized into certain existing Federated municipal bond funds and municipal money market funds.   As a result, shareholders owning shares of the Fifth Third Municipal Bond Funds and Municipal Money Market Funds will exchange their shares for shares of specific Federated Funds in the 4th quarter of 2008. This is anticipated to be a tax-free exchange.  These transactions are subject to shareholder approval and certain other contingencies.

Upon the transactions being completed, the six Fifth Third Funds that will be reorganized and the Federated Funds that will be receiving the assets of these Fifth Third funds will be as follows:

Fifth Third Fund	(reorganized into:)	Federated Fund
Municipal Money Market Fund		Municipal Obligations Fund
Michigan Municipal Money Market Fund		Michigan Municipal Cash Trust
Intermediate Municipal Bond Fund		Intermediate Municipal Trust
Municipal Bond Fund		Intermediate Municipal Trust
Ohio Municipal Bond Fund		Ohio Municipal Income Fund
Michigan Municipal Bond Fund		Michigan Intermediate Municipal Trust

How will this impact my mutual fund account?
Your shares will be exchanged without fee or a sales charge into a similarly managed Federated Fund. Details will come in forthcoming proxy mailing. Shareholders currently subject to sales charges will be assessed applicable sales charges on future purchases (post-exchange) as they are today.  Institutional class shareholders will be able to continue to buy shares at NAV (without sales charge).

When will this occur?
The transaction was approved by the Board of Trustees of the Fifth Third Funds on July 30, 2008, and by the Board of Trustees of the Federated Mutual Funds the week of August 11, 2008. The next step is for the reorganization to be approved by the Fifth Third Funds’ shareholders.  A Proxy will be mailed to you late in the 3rd quarter. Upon shareholder approval, and the satisfaction of certain other contingencies, the exchange will take place in the 4th quarter.

Important Events:
July 30, 2008 - Fifth Third Fund Board of Trustees Meeting (APPROVED)
August 12-15, 2008 - Federated Board of Trustees Meeting (APPROVED)
September, 2008 - Prospectus Sticker Mailing
Late 3rd Quarter - Proxies Mailed
Mid 4th Quarter – Shareholder Meeting to Consider Proposed Transaction
Mid to Late4th Quarter - Formal Transition from Fifth Third Funds to Federated Funds

(UPON SHAREHOLDER APPROVAL AND OTHER CONTINGENCIES)

Why is Fifth Third reorganizing the Fifth Third municipal funds?
This area of our product offering, the municipal income products, requires economies of scale in order to efficiently manage the portfolios.  Federated is one of the largest investment managers in the country and, as a result, will be able to bring more resources and needed scale to these types of mutual funds.  After the transactions are consummated, Fifth Third Asset Management, Inc. (FTAM) will concentrate its resources on its core competencies (equity and taxable fixed income management) and on products with existing scale and growth potential. Here is how the family of Fifth Third Funds will look upon completion of this transaction.

How will this benefit shareholders?
Our shareholders will be able to pursue their original investment objective through a comparable portfolio of a Federated Fund. Furthermore, shareholders will become a part of a family of mutual funds with a broader offering of municipal funds with potentially more diversification and lower municipal fund expenses.

Why was Federated Investors, Inc. chosen?
Federated is one of the largest and most respected money managers in the industry.  They manage 147 equity, fixed income, and money market mutual funds totaling approximately $338.5 billion in assets as of June 30, 2008.   They have particular skill and experience in the municipal area.

Is this event taxable to the client?
No, the reorganizations are anticipated to be tax-free events to the shareholders.

History of Federated.
Founded in 1955, Federated Investors, Inc. (NYSE: FII) is one of the nation’s largest investment managers in the United States, managing $338.5 billion in assets as of March 31, 2008.  With 147 mutual funds and a variety of separately managed account options, Federated provides comprehensive investment management to more than 5,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  More information can be found at www.FederatedInvestors.com.

An investor should consider the fund’s investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information about the investment company can be found in the fund’s prospectus. To obtain a prospectus, please call 1-800-282-5706 or visit www.53.com. Please read the prospectus carefully before investing.

An investment in the fund is neither insured nor guaranteed by the FDIC or any other government agency. Although a money market fund strives to maintain the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

Fifth Third Funds are distributed by FTAM Funds Distributor, Inc. Fifth Third Asset Management, Inc. serves as Investment Adviser to Fifth Third Funds and receives a fee for its services.
Fifth Third Funds and Federated Investors, Inc. are unaffiliated entities.

Federated Securities Corp.is the distributor of the Federated Funds.
Federated is a registered mark of Federated Investors, Inc. 2008 ©Federated Investors, Inc.

NOT FDIC INSURED - NO BANK GUARANTEE - MAY LOSE VALUE

FTF1356123108

A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC).  Investors are urged to read the prospectus/proxy statement because it contains important information.  The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.

Diversification does not assure a profit nor protect against loss.

Income from municipal funds may be subject to the federal alternative minimum tax and state and local taxes.